EXHIBIT 10.27

March 16, 2001

Gary K. Bennett
83 Gerber Road West
South Windsor, CT 06074

Dear Gary:

You have indicated that you are considering terminating your employment with Gerber Scientific, Inc. (the "Company"). The Company wishes you to continue your employment with the Company until June 30, 2001 and, in order to induce you to do so, the Company is willing to extend certain benefits to you as set forth in this letter agreement (this "Agreement"). Therefore, it is agreed as follows:

1.   Termination of Employment.

    (a)   You agree that you will not terminate your employment with the Company, or resign from any Company offices held by you, prior to June 30, 2001 or such earlier date as shall be mutually agreed to by you and the Company in writing (the "Separation Date").

    (b)   You agree to deliver a written notice, in the form attached hereto as Exhibit A, to the Company on or before the earlier of May 1, 2001 or the Separation Date if you elect to terminate your employment with the Company effective as of the Separation Date.

    (c)   During the period from the date hereof until the Separation Date, (a) you agree that you will continue to perform your normal duties and you will continue to be subject to all Company policies relating to employees and executives of the Company, and (b) the Company agrees to continue to pay your current salary and benefits.

2.   Consideration. Subject to the terms and conditions set forth in this Agreement, in consideration of the agreements set forth herein, if you elect to terminate your employment in accordance with the terms of this Agreement:

    (a)   Enhanced Retirement Benefit.   The Company shall provide you with the following additional benefits under the Gerber Scientific, Inc. and Participating Subsidiaries Supplemental Pension Benefit Plan ("SERP"):

        (i)   The Company will calculate your benefits under the SERP by determining your unreduced benefit under the Gerber Scientific, Inc., and Participating Subsidiaries Pension Plan ("Pension Plan") for purposes of Section 4.1(a) of the SERP as if you were five years older and had five additional years of service.

        (ii)   Section 4.3 of the SERP will be inapplicable, and the effective date of your retirement under the SERP will be the Separation Date, notwithstanding the fact that you will be ineligible to retire as of such date under the Pension Plan.

        (iii)   As of the earliest date that benefits could commence under the Pension Plan, your benefits under the SERP will be reduced by the actuarial equivalent of the benefits payable under the Pension Plan, regardless of whether you elect to retire under the Pension Plan as of such date.

(b)   Stock Options. Any stock options you currently hold that would vest within two years from the Separation Date will be fully vested on the Separation Date. In addition, you may exercise each such stock option at any time prior to the earlier of (i) the expiration date of such stock option, as determined in accordance with Section 6.5 of the Company's 1992 Employee Stock Option Plan, as amended (the "Stock Option Plan"), or (ii) five years following the Separation Date. Except as otherwise provided in this Section 2(b), all stock options held by you shall continue to be subject to the terms of the Stock Option Plan and the Grant Agreement(s) (as defined in the Stock Option Plan) applicable to such stock options.

(c)   Limited Executive Outplacement. The Company shall provide you with limited executive outplacement services.

3.   Conditions Precedent. The Company's obligation to provide you with the benefits set forth in Section 2 above is subject to your compliance with and satisfaction of all of the obligations and requirements set forth in Section 1 of this Agreement, including but not limited to the termination of your employment with Company on the Separation Date. Thus, if you elect not to terminate your employment on the Separation Date or do not provide us with the notice required by Section 1(b), you shall not be entitled to any benefits under this Agreement.

4.   Company Property. You agree that on the Separation Date or prior thereto, if requested by the Company, or on such earlier date as you resign from employment with the Company for any reason you shall return to the Company any and all property of the Company in your possession or subject to your control on such date, including but not limited to keys, credit and identification cards, computers, client files and information, all other files and documents relating to the Company, its respective plans or business, contracts, personal items or equipment provided to you for your use, together with all written or recorded materials, documents, computer disks, plans, records, notes or other papers belonging to the Company. You agree not to make, distribute, retain or destroy any such information or property.

5.   Release of Claims by Employee. Except as otherwise set forth in this Agreement, you hereby release, acquit and forever discharge the Company and its affiliates, and their successors and assigns, and any and all current, former and future directors, officers, agents, attorneys, servants, employees and shareholders thereof, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorney's fees, damages and obligations of every kind and nature, in law, equity or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the date hereof, including but not limited to any and all: (a) claims and demands directly or indirectly arising out of or in any way connected with your employment; (b) claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, sabbatical benefits, severance benefits, or any other form of compensation; (c) claims pursuant to any federal, state or local law or cause of action, including but not limited to the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended ("ADEA"), the Americans with Disabilities Act of 1990, as amended, tort law, contract law, wrongful discharge, discrimination, fraud, defamation, emotional distress and breach of the implied covenant of good faith and fair dealing; and (d) claims or demands for future damages based on the alleged continuation of the effects of any such past agreements, events, acts or conduct. Notwithstanding the above, you do not release any claims you may have (i) under this Agreement, or (ii) for indemnification, including advancement of fees and expenses, pursuant to and in accordance with applicable statutes and the applicable terms of the charters, certificates or articles of incorporation or bylaws or insurance policies of the Company or any of its affiliates.

6.   ADEA Waiver. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA, and that the terms of this Agreement have been written in a manner that you understand. You also acknowledge that the consideration given for the waiver herein is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised in this writing that: (a) your waiver and release does not apply to any claims that may arise after you sign this Agreement; (b) you have the right to consult with an attorney prior to executing this Agreement and have done so; (c) you have twenty-one (21) days within which to consider the terms set

forth in this Agreement (although you may choose to voluntarily execute this Agreement earlier); (d) you have seven (7) days following the execution of this Agreement to revoke this Agreement; (e) this Agreement shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Agreement is executed by you.

7.   Nonsolicitation. You agree that so long as you are employed by the Company and for a period of one (1) year after the Separation Date, you will not, either directly or through others, solicit or attempt to solicit any person (including any entity) who is then an employee, consultant or independent contractor of the Company or any of its affiliates to terminate his, her or its relationship with the Company or such affiliate in order to become an employee, consultant or independent contractor to or for any other person or entity.

8.   Noncompetition. You agree that so long as you are employed by the Company and for a period of one (1) year after the Separation Date, you will not engage, directly or indirectly, whether as principal, agent, distributor, representative, consultant, employee, partner, stockholder, limited partner or other investor (other than an investment of not more than 2% of the stock or equity of any corporation the capital stock of which is publicly traded) or otherwise, in the same or a substantially similar business as that conducted and carried on by the Company or any of its affiliates and being directly competitive with the Company or any of its affiliates at any time during such period.

9.   Confidential Information. You shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries and their respective businesses, which shall have been obtained during your employment by the Company and which shall not be public knowledge (other than by acts by you or your representatives in violation of this Agreement). After termination of your employment with the Company you shall not, without prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company or those designated by it. The preceding two sentences shall not apply with respect to any information you are required to disclose pursuant to a valid and effective subpoena or order issued by a court of competent jurisdiction or with respect to any information you are reasonably required to disclose in enforcing the terms of this Agreement; provided that you notify the Company of such required disclosure as soon as possible.

10.   Cooperation with Claims.

      (a)   You agree that you will personally provide reasonable assistance and cooperation to the Company in activities related to the prosecution or defense of any pending or future lawsuits or claims involving the Company. If you are asked by the Company to provide assistance, any costs you must incur for travel or legal defense will be paid directly by the Company. Any legal expenses incurred must have the prior approval of the Company.

      (b)   You will promptly notify the Company if you receive any requests from anyone other than an employee or agent of the Company for information regarding the Company or if you become aware of any claim or proposed litigation against the Company.

      (c)   You will refrain from providing any information related to any claim or potential litigation against the Company to any other person without the Company's written permission or without prior written notice to the Company when required to provide information pursuant to legal process.

      (d)   If required by law to provide sworn testimony regarding any matter related to the Company, unless otherwise prohibited by law, you will consult with and permit the Company's designated legal counsel to be present at such testimony at the Company's expense. You will cooperate with the Company's attorneys to assist their efforts, especially on matters you have been privy to, holding all privileged attorney-client matters in strictest confidence.

11.   Other Compensation and Benefits. Except as expressly provided herein, you acknowledge that you will not receive (nor are you entitled to) any additional compensation, severance, stock options, stock or benefits from the Company or any of its affiliates, notwithstanding any prior agreements to the contrary, other than continuation coverage under the Company's group health plans to the extent required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended. The benefits provided under this Agreement shall be in lieu of any termination, separation, severance or similar benefits other than the change in control benefits, if any, which may be payable under the letter agreement between you and the Company (the "CIC Agreement"); provided that the CIC Agreement shall terminate on the Separation Date.

12.   Termination of this Agreement. If you have violated any of your material obligations under this Agreement, then the Company, may, at its option, terminate all payments and any other benefits hereunder.

13.   Amendment. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing and signed by the Company and you.

14.   Entire Agreement. You acknowledge and agree that you have read carefully this entire Agreement. You represent and agree that you fully understand this Agreement, are satisfied with it, and have signed this Agreement of your own free will and not as the result of any threats, intimidation or coercion by the Company or any of their respective representatives. You further acknowledge and agree that any prior representations, promises or agreements between you and the Company relating to the subject matter of this Agreement are hereby extinguished; that there are no oral or written representations, promises or agreements between you and the Company other than those set forth herein; and that this Agreement constitutes the entire and only agreement on the subject matters covered herein.

15.   Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Connecticut without regard to conflicts of law principles thereof.

16.   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

17.   Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. This Agreement shall also be binding upon, inure to the benefit of and be enforceable by any successor of the Company by reason of any merger, consolidation or sale of assets, dissolution, debt foreclosure or other reorganization of the Company.

18.   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

19.   <u>Headings</u>. The headings used in this Agreement and the Exhibit attached hereto are intended for convenience of reference only and shall not be considered in interpreting this Agreement.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter, which will then constitute our agreement on this subject.

Sincerely,

Gerber Scientific, Inc.

By: _____
Name: Michael J. Cheshire
Title: Chairman of the Board, President, and
         Chief Executive officer

Employee: _____
              Gary K. Bennett

Date: _____

EXHIBIT A

_____, 2001

To The Board of Directors of Gerber Scientific, Inc.:

I, Gary K. Bennett, hereby terminate my employment with Gerber Scientific, Inc. (the "Company") and formally tender my resignation as Senior Vice President, Finance, and Chief Financial Officer of the Company, and all other positions and Directorships in affiliated companies effective, as of _____, 2001, and note that such termination and resignation are for personal and no other reasons.

Sincerely,

Gary K. Bennett